V&E

July 13, 2006

PRIVILEGED AND CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO RULE 83

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Mail Stop 7010

Re: **BreitBurn Energy Partners L.P. (the "Registrant")**
       Registration Statement on Form S-1
       Filed May 12, 2006
       File No. 333-134049
       <u>**FOIA Confidential Treatment Request**</u>

Dear Mr. Schwall:

        We are writing on behalf of the Registrant in connection with the above-referenced registration statement (the "Registration Statement").

        As indicated in a response letter dated July 13, 2006, which was furnished through EDGAR as correspondence, the enclosed letter and materials are provided supplementally in response to certain of the comments and requests for additional information of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letters dated June 12, 2006 and June 30, 2006 with respect to the above captioned filing. The information enclosed herewith is referred to as the "Confidential Information."

        We respectfully reserve the right to request that the Confidential Information be returned to us at an earlier date.

On behalf of the Registrant and in accordance with Regulation 200.83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), we also request, for reasons of business confidentiality, that the Commission not disclose the Confidential Information, or the fact of the existence thereof, in response to any request under the Freedom of Information Act (5 U.S.C. § 552). Please promptly inform the undersigned or Shelley Barber of any request for the Confidential Information made pursuant to the Freedom of Information Act or the Commission's rules so that such person may substantiate the foregoing request for confidential treatment in accordance with Regulation 200.83, and please return the Confidential Information to the undersigned or to Shelley Barber immediately following completion of the Staff's review thereof. We believe the return of this information is consistent with the protection of investors and with the provisions of the Freedom of Information Act (5 U.S.C. § 552).

In addition to its request for confidential treatment of the above-referenced portion of the submission, the Registrant requests that any memoranda, notes or other writings made by any member or employee of the Commission relating to either of the foregoing or any conference or telephone conversation with respect thereto and any copies of extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. § 552(b)(4), and 17 C.F.R. § 200.80(b)(4).

Pursuant to Regulation 200.83, a copy of this request (but not the Confidential Information) is also being delivered to the Freedom of Information Act Officer of the Commission.

The address of the undersigned and Shelley Barber is Vinson & Elkins L.L.P., 666 Fifth Avenue, 25th Floor, New York, New York 10103. Any questions or notifications with respect to this request for confidential treatment should be directed to Alan P. Baden at (212) 237-0001 or Shelley Barber at (212) 237-0022.

Sincerely,

Alan P. Baden by SRB

Alan P. Baden

Enclosures

cc: Office of Freedom of Information
         and Privacy Act Operations
      Mail Stop O-5
      SEC Operations Center
      6432 General Green Way
      Alexandria, Virginia 22312-2413